MAKE COMMUNITY LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement of MAKE Community LLC, a Delaware limited liability company (the "**Company**"), is entered into as of August 30, 2024, by and among the Company and the Members, as defined below (as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein, the "**Agreement**").

RECITALS

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the state of Delaware (the "**Secretary of State**") on June 7, 2019 (the "**Certificate of Formation**");

WHEREAS, the Company and Dale Dougherty ("**Initial Member**") entered into the original limited liability company agreement dated as of July 12, 2019 (the "**Original Agreement**");

WHEREAS, the Company and the Initial Member wish to amend and restate the Original Agreement as set forth herein; and

WHEREAS, the Company and Members agree that membership in and management of the Company shall be governed by the terms set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the Recitals.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Award Agreement**" has the meaning set forth in Section 3.07(a).

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay such Member's debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment, or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii)   the grant to a Member of any Incentive Units; and

(iv)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of San Francisco, California are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 5.03.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third-Party Purchaser; (b) a sale resulting in no less than a majority of the Class B Units on a Fully Diluted Basis being held by a Third-Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third-Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Class B Requisite Members**" means the holders of a majority of the Class B Units.

"**Code**" means the Internal Revenue Code of 1986.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 7.05(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Confidential Information**" has the meaning set forth in Section 13.01.

"**Covered Person**" has the meaning set forth in Section 12.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq.*

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-Along Member**" has the meaning set forth in Section 9.02(a).

"**Drag-Along Notice**" has the meaning set forth in Section 9.02(c).

"**Drag-Along Sale**" has the meaning set forth in Section 9.02(a).

"**Dragging Members**" has the meaning set forth in Section 9.02(a).

"**Economic Interest**" means a person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or any right to information concerning the business and affairs of the Company.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Manager are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's-length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Incentive Liquidation Value**" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to Section 7.02, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied, and the proceeds of the liquidation were Distributed pursuant to Section 11.03(c).

"**Incentive Units**" means Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Incentive Units" in this Agreement, including Restricted Incentive Units.

"**Initial Member**" has the meaning set forth in the Preamble.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 12.03(a).

"**Manager**" has the meaning set forth in Section 8.01.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Member**" means (a) the Initial Member; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type, class, or series of Unit or Units held by such Member), as applicable, to (a) receive such Member's Economic Interest; (c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act.

"**Misallocated Item**" has the meaning set forth in Section 6.07.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 8.03..

"**Percentage Interest**" means, for any Member, the number of Units on a Fully Diluted Basis held by such Member divided by the total number of outstanding Units owned by all Members on a Fully Diluted Basis, expressed as a percentage.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Profits Interest**" has the meaning set forth in Section 3.07(c).

"**Profits Interest Hurdle**" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

"**Pro Rata Portion**" means, with respect to any Member, on any issuance date for New Securities, the number of New Securities equal to the product of (a) the total number of New Securities to be issued by the Company on such date and (b) such Member's Percentage Interest on such date immediately prior to such issuance.

"**Qualifying Incentive Units**" has the meaning set forth in Section 7.03.

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulation Crowdfunding**" means 17 CFR § 227 (2021).

"**Regulatory Allocations**" has the meaning set forth in Section 6.04(d).

"**Related-Party Agreement**" means any agreement, arrangement, transaction, or understanding between the Company or any Company Subsidiary and any Member or Manager, any Affiliate of a Member or Manager, or any Affiliate thereof.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Restricted Holder**" has the meaning set forth in Section 3.09(a).

"**Restricted Units**" has the meaning set forth in Section 3.08.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.01(a).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tax Advance**" has the meaning set forth in Section 7.04(a).

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to such Member's Units.

"**Tax Matters Representative**" has the meaning set forth in Section 10.01(a).

"**Tax Rate**" of a Member, for any period, means the highest marginal blended federal, state, and local tax rate applicable to ordinary income, qualified dividend income, or capital gains, as appropriate, for such period for an individual residing in New York, New York, USA.

"**Taxing Authority**" has the meaning set forth in Section 7.05(b).

"**Third-Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units or Unit Equivalents or (b) is not an Affiliate of any Person who directly or indirectly owns or has the right to acquire any Units or Unit Equivalents.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.07.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types, classes, and series of Units, including the Incentive Units; *provided*, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement with respect to such type, class, or series of Unit and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"**Unit Purchase Agreement**" means a Restricted Unit Purchase Agreement.

"**Voting Members**" means Members holding Class B Units.

"**Withholding Advances**" has the meaning set forth in Section 7.05(b).

Section 1.02   Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II

Organization

Section 2.01   Formation.

(a)   The Company was formed on June 7, 2019, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "MAKE Community LLC" or such other name or names as the Manager may from time to time designate and file with the Secretary of State in accordance with the Delaware Act; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC".

Section 2.03   Principal Office. The principal office of the Company is located at 150 Todd Road, Suite 100, Santa Rosa, CA 95407, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the

Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The purpose of the Company is to, directly or indirectly through one or more Subsidiaries, engage in (i) any and all such activities as may be determined by the Manager, to the extent that the same may be lawfully exercised by limited liability companies under the Delaware Act, and (ii) any and all lawful activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07   No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE III

Units

Section 3.01   Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

Section 3.02   Authorization and Issuance of Class A Units. The Company is authorized to issue a class of membership interests designated Class A Units ("**Class A Units**"). The Class A Units may be issued from time to time in one or more series. "**Class A Member**" refers to each of the Class A1 Members (as defined below) as well as Members holding any other series of Class A Units.

(a)   Class A1 Members and Class A1 Units.

(i)   The Company is authorized to issue a series of Class A Units designated Class A1 Units, consisting initially of 1,235,000 Class A1 Units.

(ii)   "**Class A1 Member**" means a Member holding Class A1 Units.

(iii)   "**Class A1 Unit**" means a membership interest in the Company with those certain rights, preferences and obligations as set forth in this Agreement.

(iv)   Class A1 Units shall not be entitled to vote on any matter.

(b)   <u>Additional Class A Members and Class A Units</u>. The Manager is hereby expressly authorized, in its sole discretion, without needing to obtain the approval or consent of any Member, to: (1) provide for one or more series of Class A Units and, with respect to each such series, to fix the number of units constituting such series and the designation of such units, the voting powers, if any, of such units, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of such units; (2) alter the voting powers, if any, and the preferences and relative, participating, optional or other special rights, if any, and any other qualifications, limitations or restrictions, of the units of any wholly-unissued series of Class A Units; and (3) to increase or decrease the number of units of any series of Class A Units subsequent to the issuance of units of that series, but, in the case of a decrease, not below the number of units of such series then outstanding. The powers, preferences and relative, participating, optional and other special rights of each series of Class A Units, and the qualifications, limitations or restrictions thereof, if any, may be senior to, junior to, on a parity with or otherwise differ from those of any and all other series at any time outstanding. The Manager shall amend this Agreement to establish and incorporate the terms of any additional series of Class A Units, without needing to obtain the approval or consent of any Member.

Section 3.03   Authorization and Issuance of Class B Units. The Company is authorized to issue a class of membership interests designated Class B Units ("**Class B Units**"). "**Class B Member**" means a Member holding Class B Units as set forth on <u>Schedule 1</u>.

Section 3.04   Additional Members. One or more additional members may be admitted to the Company upon the approval of the Manager in its sole discretion, without needing to obtain the approval or consent of any Member. Prior to the admission of any such additional members to the Company, the Manager shall amend this Agreement to make such changes as the Manager shall determine to reflect the fact that the Company shall have such additional members, including but not limited to, amending <u>Schedule 1</u>. Each additional Member shall execute and deliver a Joinder Agreement or counterpart to this Agreement, as necessary.

Section 3.05   No Certificates. The Company will not issue any certificates to evidence ownership of the Units.

Section 3.06   Authorization of Additional Units. The Company is authorized to create and issue additional types, classes, or series of Units, as determined by the Manager in the Manager' sole discretion, and to amend this Agreement to establish and incorporate the terms thereof, without needing to obtain the approval or consent of any Member.

Section 3.07   Authorization and Issuance of Incentive Units.

(a)   The Company is hereby authorized to issue, as determined by the Manager in the Manager's sole discretion, without needing to obtain the approval or consent of any Member, Incentive Units to Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary. As of the date hereof, no Incentive Units are issued and outstanding. In connection with the issuance of Incentive Units, the Manager is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "**Award Agreements**"). Each Award Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Manager, in its sole discretion, consistent with the terms herein.

(b)   Immediately prior to each issuance of Incentive Units, the Manager shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Manager shall include an appropriate Profits Interest

Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(c)   Each of the Company and each Member hereby acknowledges and agrees that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. Each of the Company and each Service Provider who receives Incentive Units hereby agrees to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(d)   In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

Section 3.08   Restricted Units. The Company may, as determined by the Manager in its discretion, issue any Units subject to risk of forfeiture pursuant to Section 3.09 and such vesting criteria as it may determine in its discretion ("**Restricted Units**"). For clarity, Restricted Units are not a separate class of Units; rather, they are Incentive Units or other Units designated as having the attributes of Restricted Units. Such vesting criteria shall be included in an applicable unit purchase agreement or other agreement pertaining to the sale and purchase of Restricted Units. Restricted Units shall receive the following tax treatment:

(a)   the Company and each Member shall treat any person who receives Restricted Units as the owner of such Restricted Units from the date of their receipt, and the person receiving such Restricted Units shall take into account such person's Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Restricted Units in computing such person's income tax liability for the entire period during which such person holds the Restricted Units, as applicable; and

(b)   each Member holding Restricted Units shall make a timely and effective election under Code Section 83(b) with respect to such Restricted Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall: (i) treat such Restricted Units as outstanding for tax purposes; (ii) treat such Member as a partner for tax purposes with respect to such Restricted Units; and (iii) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Restricted Units for federal income tax purposes.

Section 3.09   Forfeiture of Restricted Units.

(a)   In the event a Member holding Restricted Units ("**Restricted Holder**") ceases to be an Officer, Manager, employee, consultant or advisor of the Company for any or no reason, including, without limitation, by reason of such Restricted Holder's death or disability (as defined in Code Section 22(e)(3)), resignation or involuntary termination ("**Termination**"), such Member shall forfeit all of such Restricted Holder's Restricted Units.

(b)   Such Restricted Holder shall be deemed to have forfeited automatically such Restricted Units as of the date of Termination ("**Termination Date**") without any further action on the part of the Company or

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any other party. As of the Termination Date, the Restricted Holder shall have no right, title or interest whatsoever in or to such Restricted Units, and such Restricted Units shall be deemed retired and not issued.

(c)   Each Restricted Holder shall take all actions as may be reasonably necessary to effect the forfeiture contemplated by this Section 3.09.

Section 3.10   Certification of Units.

(a)   The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Members.

(b)   In the event that the Manager shall issue certificates representing Units in accordance with Section 3.10(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV

Members

Section 4.01   Admission of New Members.

(a)   New Members may be admitted from time to time in connection with (i) an issuance of Units by the Company in accordance with the provisions of this Agreement and Section 9.01(d), as applicable, or (ii) a Transfer of Units, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.01(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions as may be deemed necessary or appropriate by the Manager, including, if applicable, the receipt by the Company of payment for the issuance of the applicable Units and the delivery of any certificate representing the Transferred Units, duly endorsed to the Transferee to which the Transferred Units are to be Transferred, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued such Member's Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.03   No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. So long as a

Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.04   Death. The death of any Member shall not cause the dissolution of the Company. In the event of a Member's death, the Company and its business shall be continued by the remaining Member or Members.

Section 4.05   Voting.

(a)   Except as otherwise required by the Delaware Act or Applicable Law:

(i)   Ownership of Class A Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by Members.

(ii)   Each Class B Member shall be entitled to one vote per Class B Unit on all matters upon which Members have the right to vote under this Agreement or pursuant to applicable law.

(iii)   Ownership of Incentive Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members, unless otherwise expressly set forth in the terms thereof established by the Manager in its sole discretion.

Section 4.06   Meetings.

(a)   Meetings of the Voting Members may be called by (i) the Manager or (ii) the Class B Requisite Members.

(b)   Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Voting Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Manager or the Class B Requisite Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Manager or the Class B Requisite Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided,* that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members; *provided,* that the Voting Members shall have been notified of the meeting in accordance with Section 4.06(b). Attendance of a Voting Member at any meeting shall constitute a waiver of notice of such meeting, except where a Voting Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.07   Quorum; Required Vote. A quorum of any meeting of the Voting Members shall require the presence in person or by proxy of Voting Members holding a majority of the Class B Units held by all Voting Members. Subject to Section 4.08, no action at any meeting may be taken by the Voting Members unless the applicable quorum is present. Subject to Section 4.08, no action may be taken by the Voting Members at any meeting at which a quorum is present without the affirmative vote of Voting Members holding a majority of the Class B Units held by all Voting Members; *provided* that, if a different percentage of the Class B Units is required under this Agreement or by Applicable Law to take such action, then the affirmative vote of Voting Members holding such different percentage of the applicable Class B Units shall be required.

Section 4.08   Action Without Meeting. Notwithstanding the provisions of Section 4.07, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Voting Member or Voting Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Voting Member or Voting Members. Reasonably prompt notice of the taking of any action without a meeting by less than unanimous written consent, together with a copy of the action taken, will be given to those Voting Members who were entitled to vote on such matter but have not consented thereto in writing.

Section 4.09   Power of Members. Except as otherwise may be specifically provided by this Agreement or required by the Delaware Act, the Voting Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Delaware Act. Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.10   Other Activities of Members; Business Opportunities. Each Member and such Member's Affiliates may, subject to performing any of their obligations set out in this Agreement or in any other agreement to which such Member or Affiliate is a party with the Company or any Company Subsidiary, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the Company or its Affiliates; *provided* that such Member or Affiliate does not engage in such activity, venture, or business as a result of or using Confidential Information. Except as otherwise provided herein or in any other agreement to which such Member or Affiliate is a party with the Company or any Company Subsidiary, none of the Members nor any of their Affiliates shall be obligated to (a) account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures, or businesses or (b) inform the Company or the other Members of any investment or business opportunity of any type or description.

Section 4.11   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.12   No Liability for Solicitation of Advice of Members. The Manager may, in its sole discretion, from time to time or not at all, solicit the advice, input, comments, opinions or other information from Members ("Advice"). Except with respect to matters requiring the vote or consent of Voting Members as provided in Section 4.06 or Section 4.08 above, no such solicitation, and no Advice, shall create any obligation on the part of the Manager or the Company or otherwise be binding upon the Manager or the Company, and neither the Manager nor the Company shall have any liability for, and the Manager and the Company shall be held harmless from and against any damage or liability to any Member arising from or out of, the Manager's or the Company's making or failing to make any such solicitation or for acting or failing to act, in whole or in part, in accordance with or contrary to such Advice.

ARTICLE V

Capital Contributions; Capital Accounts

Section 5.01   Initial Capital Contributions. Contemporaneously with the execution of this Agreement and as set forth in the respective applicable purchase or subscription agreement, each Member owning has made the Capital Contribution giving rise to such Member's initial Capital Account and is deemed to own the number and class of Units, in each case in the amounts set forth opposite such Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02   Additional Capital Contributions.

(a)   No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the approval of the Manager and in connection with an issuance of Units made in compliance with this Agreement.

(b)   No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE VI; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property Distributed to such Member pursuant to ARTICLE VII and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE VI; and

(iii)   the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04   Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.06, shall receive allocations and Distributions pursuant to ARTICLE VI, ARTICLE VII, and ARTICLE XI in respect of such Units. Any reference in this Agreement to a Distribution to a Person shall include any Distributions made to a former or Transferor Member in respect of Units Transferred to such Person.

Section 5.05   Negative Capital Accounts. In the event that any Member shall have a deficit balance in such Member's Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06   No Withdrawal. No Member shall be entitled to withdraw any part of such Member's Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to such Member's Capital Contributions or Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.03(b)(iii), if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE VI

Allocations

Section 6.01 Allocation of Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Loss shall be allocated as follows:

(a) First, to the Class B Members, pro rata in proportion to their holdings of Class B Units, up to the aggregate amount of such Class B Members' Capital Accounts; and

(b) Second, to the Class A Members, pro rata in proportion to their holdings of Class A Units, up to the aggregate amount of such Class A Members' Capital Accounts.

Section 6.02 Allocation of Net Income. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income shall be allocated as follows:

(a) First, to the Class A Members, pro rata in proportion to their holdings of Class A Units, until allocations under this Section 6.02(a) equal the aggregate amount of Capital Contributions attributable to the Class A Members in respect of their Class A Units; and

(b) Second, to the Class B Members, pro rata in proportion to their holdings of Class B Units, until allocations under this Section 6.02(b) equal the aggregate amount of Capital Contributions attributable to the Class B Members in respect of their Class B Units.

Section 6.03 Further Allocations. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Loss Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.01, Section 6.02, and Section 6.04 the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 11.03(c) if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 11.03(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.04 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury

Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.04(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.04(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.04(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   The allocations set forth in Section 6.04(a), Section 6.04(b), and Section 6.04(c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 6.05   Tax Allocations.

(a)   Subject to Section 6.05(b) through Section 6.05(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   The Company shall make allocations pursuant to this Section 6.05 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)   Allocations pursuant to this Section 6.05 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

Section 6.06   Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.07   Curative Allocations. In the event that the Manager determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this ARTICLE VI (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE VII

Distributions

Section 7.01   General.

(a)   Subject to Section 7.01(b), Section 7.02, Section 7.04, and Section 7.06, the Manager shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

Section 7.02   Priority of Distributions. After making all Distributions required for a given Fiscal Year under Section 7.04 (giving effect to Section 7.04(b)), and subject to the priority of Distributions pursuant to Section 11.03(c), if applicable, all Distributions determined to be made by the Manager for such Fiscal Year shall be made in the following manner, subject to Section 7.03:

(a)   first, to the Class A Members pro rata in proportion to their holdings of Class A Units, until Distributions under this Section 7.02(a) equal the aggregate amount of Capital Contributions attributable to the Class A Members in respect of their Class A Units;

(b)   second, to the Class B Members pro rata in proportion to their holdings of Class B Units, until Distributions under this Section 7.02(b) equal the aggregate amount of Capital Contributions attributable to the Class B Members in respect of their Class B Units;

(c)   any remaining amounts to the Members pro rata in proportion to their holdings of Units.

Section 7.03   Limitations on Distributions to Incentive Units. It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to Incentive Units, be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any Distributions to any Service Provider with respect to Incentive Units, , so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units, and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to Incentive Units, are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**") and other applicable Units, pro rata in proportion to their aggregate holdings of Qualifying Incentive Units and other applicable Units.

Section 7.04   Tax Advances.

(a)   Subject to the Manager's sole discretion the Company may Distribute cash to a Member to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b)   Any Distributions made to a Member pursuant to this Section 7.04 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 7.02 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 7.02.

Section 7.05   Tax Withholding; Withholding Advances.

(a)   If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(i)   an affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

(ii)   any certificate that the Manager may reasonably request with respect to any such laws; and/or

(iii)   any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in Section 7.05(a)(i), the Manager may withhold amounts from such Member in accordance with Section 7.05(b).

(b)   The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Manager based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 and allocable to a Member as determined by the Manager) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.05(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

(c)   Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii)   with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d)   Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 7.05(d) and the obligations of a Member pursuant to Section 7.05(c) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.05(d), including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e)   Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.06   Distributions in Kind.

(a)   The Manager is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Advances shall only be made in cash. In any such non-cash Distribution, the securities or other property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or other property would be Distributed among the Members pursuant to Section 7.02.

(b)   Any Distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on transfer with respect to such laws.

ARTICLE VIII

Management

Section 8.01   Management of the Company. The business and affairs of the Company shall be managed by the Manager. The initial Manager shall be Dale Dougherty. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purpose of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the

Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or specifically authorized by the Manager pursuant to a resolution expressly authorizing such action duly adopted by the Manager.

Section 8.02   Removal; Resignation, Replacement of Manager.

(a)   The Manager may be removed at any time, with or without cause, by the Class B Requisite Members; provided that such removal shall not become effective unless a successor to the removed Manager has been appointed in accordance with Section 8.02(c), effective as of the removal date.

(b)   The Manager may resign at any time as Manager by delivering written notice to the Company at least thirty (30) days before the effective date of such resignation; provided, however, that such resignation may, at the election of the Class B Requisite Members (other than the resigning Manager) become effective immediately after the effective time of their earlier appointment of a successor Manager.

(c)   If the Manager is removed in accordance with Section 8.02(a), resigns, or otherwise ceases to be a Member or Manager, the Class B Requisite Holders shall appoint a Manager to serve as successor Manager; provided, however, that the Class B Requisite Holders may alternatively elect to dissolve the Company in accordance with ARTICLE XI.

(d)   From and after the Manager's ceasing to be the Manager, whether due to the Manager's removal, resignation or otherwise, such Person shall no longer exercise any authority or act as the Manager; provided, however, that any such removal or resignation of the Manager in such capacity shall not, otherwise affect its rights as a Member or constitute a withdrawal of such Member from the Company.

Section 8.03   Officers. The Manager may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until such Officer's successor is designated by the Manager or until such Officer's earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

Section 8.04   No Employment. This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to employment by the Company, and nothing herein shall be construed to have created any employment agreement with the Manager.

Section 8.05   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or the Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 8.06   Sale or Disposition of Assets. Without limiting the foregoing powers of the Manager, the Manager is expressly authorized, in its sole discretion, without needing to obtain the approval or consent of any Member, to (a) convey, sell, license, pledge, hypothecate, establish liens on, transfer, secure, or otherwise dispose of any or all of the Company's business or assets, in one or more transactions; (b) establish Company subsidiaries, affiliates, or joint venture entities; (c) transfer Company assets to any Company subsidiary, affiliate or joint venture entity; (d) allow Company to engage in any business, or permit any Company subsidiary or affiliate to engage in any business; (e) assign or otherwise convey any Company right to receive income; (f) allow Company to directly or indirectly acquire or own, or make any investment in or to, any Person; (g) allow Company to directly or indirectly enter into or permit to exist any material transaction with any Company affiliate; (h) allow Company to make or contract to make capital expenditure; or (i) take any and all such further actions as the Manager may deem necessary or advisable.

ARTICLE IX

Transfer

Section 9.01   Restrictions on Transfer.

(a)   Class A Units may be disposed of only pursuant to an effective registration statement under the Securities Act, an exemption therefrom, or as further described in Section 227.501 of Regulation Crowdfunding. Additionally, any Transfer of Class A Units must comply with any restrictions pursuant to applicable state laws. Company has no obligation to register any of the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Each Member holding Class A Units agrees that they will not Transfer or otherwise dispose of any Class A Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(b)   Class B Units shall not be subject to any restriction on Transfer, subject to compliance with the Securities Act.

(c)   Each Member holding Units other than Class A Units or Class B Units acknowledges and agrees that with respect to such other Units, such Member shall not Transfer any interest in all or any part of such Units or Unit Equivalents. Notwithstanding the foregoing or anything in this Agreement to the contrary, Transfers of Restricted Units by a Member shall not be permitted. No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b).

(d)   Notwithstanding any other provision of this Agreement, each Member agrees that such Member will not, directly or indirectly, Transfer any of such Member's Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Code Section 7704(b);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended;

(vi)   in the case of a Transfer, to a competitor of the Company or any Company Subsidiary unless such Transfer has otherwise been expressly approved by the Manager; or

(vii)   in the case of a Transfer, if the Manager, acting in good faith, determines that such Transfer would have a material adverse effect on the Company or any Company Subsidiary as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(e)   Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

Section 9.02   Drag-Along Rights.

(a)   **Participation.** If the Requisite Class B Members (the "**Dragging Members**"), propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), and such Drag-Along Sale has been approved by the Manager, the Dragging Members shall have the right, after delivering the Drag-Along Notice in accordance with Section 9.02(c) and subject to compliance with Section 9.02(d), to require that each other Member (each, a "**Drag-Along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-Along Sale) in the manner set forth in Section 9.02(b).

(b)   **Sale of Units.** Subject to compliance with Section 9.02(d):

(i)   If the Drag-Along Sale is structured as a sale resulting in a majority of the total Units of the Company being held by a Third-Party Purchaser, then the Dragging Members and each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Members to be included in the Drag-Along Sale, the number of Units of such class or series equal to the product obtained by multiplying (A) the number of applicable Units that the Third-Party Purchaser proposes to acquire by (B) a fraction (x) the numerator of which is equal to the number of applicable Units held by the Dragging Members or Drag-Along Member, as the case may be, and (y) the denominator of which is equal to the number of applicable Units held by all of the Members. The proceeds of such transaction shall be distributed among the Members in accordance with Section 11.03(c).

(ii)   If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and, if applicable, Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 11.03(c).

(c)   **Sale Notice.** The Dragging Members shall exercise its rights pursuant to this Section 9.02 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Dragging Members's rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the Person to whom such Units are proposed to be sold;

(ii)   The proposed date, time, and location of the closing of the sale;

(iii)   The number of each class or series of Units to be sold by the Dragging Members, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   **Conditions of Sale.** The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this Section 9.02 are subject to the satisfaction of the following conditions:

(i)   any representations and warranties to be made by a Drag-Along Member in connection with the Drag-Along Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, but not limited to, representations and warranties that (a) the Drag-Along Member holds all right, title and interest in and to the units such Drag-Along Member purports to hold, free and clear of all liens and encumbrances, (b) the obligations of the Drag-Along Member in connection with the transaction have been duly authorized, if applicable, (c) the documents to be entered into by the Drag-Along Member have been duly executed by such Drag-Along Member and delivered to the Third-Party Purchaser and are enforceable against the Drag-Along Member in accordance with their respective terms; and (d) neither the execution and delivery of documents to be entered into in connection with the Drag-Along Sale, nor the performance of the Drag-Along Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   the Drag-Along Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Drag-Along Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

(iii)   the liability for indemnification, if any, of such Drag-Along Member in the Drag-Along Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Drag-Along Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and subject to the provisions of this Agreement related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Drag-Along Member in connection with such Drag-Along Sale;

(iv)   liability shall be limited to such Drag-Along Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Drag-Along Sale in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Drag-Along Member in connection with such Drag-Along Sale, except with respect to claims related to fraud by such Drag-Along Member, the liability for which need not be limited as to such Drag-Along Member;

(v)   upon the consummation of the Drag-Along Sale each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series of Units; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for any Units in the Drag-Along Sale includes any securities, and due receipt thereof by any Member would require under applicable law (a) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (b) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of such Member's Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units; and

(vi)   subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of Units, if any holders of any Units are given an option as to the form and amount of consideration to be received as a result of the Drag-Along Sale, all holders of such units will be given the same option; provided, however, that nothing shall entitle any Member to receive any form of consideration that such Member would be ineligible to receive as a result of such Member's failure to satisfy any condition, requirement or limitation that is generally applicable to the Members.

(e)   **Cooperation.** Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to Section 9.02(d).

(f) **Expenses.** The fees and expenses of the Dragging Members incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Members for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third-Party Purchaser, shall be shared by the Dragging Members and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

ARTICLE X

Tax Matters

Section 10.01   Tax Matters Representative.

(a)   **Appointment.** The Manager shall act as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). If the Manager ceases to be the Tax Matters Representative for any reason, the Class B Requisite Members shall appoint a new Tax Matters Representative. The Manager may appoint an individual meeting the requirements of Treasury Regulation Section 301.6223-1(c)(3) (the "**Designated Individual**") as the sole person authorized to represent the Tax Matters Representative in audits and other proceedings governed by the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**"). Any person that the Manager designates as the Designated Individual shall be treated as, and subject to, the requirements and obligations of, the Tax Matters Representative, for purposes of this Section 10.01. The Designated Individual may be removed at any time by the Manager.

(b)   **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and the Members shall be bound by the actions taken by the Tax Matters Representative.

(c)   **US Federal Tax Proceedings.** In the event of an audit of the Company that is subject to the Revised Partnership Audit Rules, the Tax Matters Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the Revised Partnership Audit Rules (including any election under Code Section 6226). If an election under Code Section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of examinations under the Revised Partnership Audit Rules; *provided,* that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A) , or pay any tax due and provide information to the Internal Revenue Service as described in Code Section 6225(c)(2)(B).

(d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.05(d).

(e)   **Survival.** The provisions of this Section 10.01 and the obligations of a Member or former Member pursuant to Section 10.01 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units or Unit Equivalents.

Section 10.02   Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 8.03) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 10.03   Company Funds. All funds of the Company shall be deposited in its name in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI

Dissolution and Liquidation

Section 11.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Manager to dissolve the Company;

(b)   An election to dissolve the Company made by holders of all Requisite Class B Units;

(c)   The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company; or

(d)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 11.03, and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03   Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator.** The Manager, or, if the Manager is unable to do so, a Person selected by holders of a majority of the Class B Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *Second*, to the establishment of and additions to reserves that are determined by the Liquidator in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *Third*, to the Members in the following manner:

(A)   *first*, to the Class A Members pro rata in proportion to their holdings of Class A Units, until Distributions under this Section 11.03(c)(iii)(A) equal the aggregate amount of Capital Contributions attributable to the Class A Members in respect of their Class A Units;

(B)   *second*, to the Class B Members pro rata in proportion to their holdings of Class B Units, until Distributions under this Section 11.03(c)(iii)(B) equal the aggregate amount of Capital Contributions attributable to the Class B Members in respect of their Class B Units; and

(C)   *third*, any remaining amounts to the Members pro rata in proportion to their holdings of Units

(d)   **Discretion of Liquidator.** Notwithstanding Section 7.06 or the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator, acting in good faith, deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed shall be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04   Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05   Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 12.03.

Section 11.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against any Manager, the Liquidator, or any other Member.

ARTICLE XII

Exculpation and Indemnification

Section 12.01   Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "Covered Person" shall mean each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member; and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in such Covered Person's capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company or any Company Subsidiary.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company or any Company Subsidiary and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any Company Subsidiary, or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company or any Company Subsidiary; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company or any Company Subsidiary; or (iv) any other Person selected in good faith by or on behalf of the Company or any Company Subsidiary, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

Section 12.02   Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including such Covered Person's own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith", the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 12.03   Indemnification.

(a)   To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i)   Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or

(ii)   The fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person, including any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe such Covered Person's conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company or any Company Subsidiary, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company or any Company Subsidiary.

(b)   **Entitlement to Indemnity.** The indemnification provided by this Section 12.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 12.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 12.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided*, that (i) all Managers shall be treated equally under any such insurance policies and (ii) the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Losses.

(d)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 12.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e)   **Savings Clause.** If this Section 12.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 12.03 to the fullest extent permitted by any applicable portion of this Section 12.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(f)   **Amendment.** The provisions of this Section 12.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 12.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 12.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 12.04   Survival. The provisions of this ARTICLE XII shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE XIII

Miscellaneous

Section 13.01   Confidentiality. Each Member shall, and shall cause each of such Member's Affiliates to, maintain, at all times (including after any time that such Member ceases to be a Member), the confidentiality of all information furnished to him, her, or it pertaining to the Company or the Company Subsidiaries ("**Confidential Information**"), other than information that such Member can demonstrate (a) is or becomes generally available to the public other than as a result of a disclosure by such Member or such Member's Affiliates; (b) becomes available to such Member or any of such Members' Representatives on a non-confidential basis from a third party who is not known by such Member to be prohibited by any obligation of confidentiality owed to the Company or any Company Subsidiary from transmitting the information to such Member; or (c) was already in the possession of such Member prior to such Member becoming a Member; *provided, however,* that the prohibitions set forth in this Section 13.01 shall not prohibit disclosure of Confidential Information (i) to Representatives of such Member who, in the reasonable judgment of such Member, have a need to know such information and shall have agreed to be bound by the provisions of this Section 13.01 as if a Member; (ii) to any bona fide prospective Transferee of such Member that shall have agreed to be bound by the provisions of this Section 13.01 as if a Member; (iii) to the extent necessary in the course of performing such Member's obligations or enforcing any remedy under this Agreement or the agreements expressly contemplated hereby; or (iv) as is required to be disclosed by a court of competent jurisdiction, administrative body, or governmental body or by subpoena, summons, or legal process, or by Applicable Law; *provided* that, to the extent permitted by Applicable Law, the Member required to make such disclosure shall provide to the Manager prompt notice of such disclosure.

Section 13.02   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 13.03   Further Assurances. Each Member shall execute all such certificates and other documents and do all such filing, recording, publishing, and other acts as the Manager deems necessary or appropriate to comply with the requirements of the Delaware Act or Applicable Law relating to the formation and operation of the Company and the acquisition, operation, or holding of its property.

Section 13.04   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.04):

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

If to the Company, to the address set forth in Section 2.03.

Section 13.05   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 13.06   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 12.03(e), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 13.07   Entire Agreement. This Agreement, together with the Certificate of Formation, the Unit Purchase Agreements, any Award Agreement and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 13.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 13.09   No Third-Party Beneficiaries. Except as provided in ARTICLE XII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.10   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding all of the Class B Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, the Manager may, without the consent of or execution by the Members, amend or modify the Members Schedule, in either case to reflect any new authorization, issuance, redemption, repurchase, or Transfer of Units or Unit Equivalents in accordance with this Agreement.

Section 13.11   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 13.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.06(e), Section 4.11, Section 12.02, Section 13.13, and Section 13.14 hereof.

Section 13.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 13.13 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 13.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 13.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 13.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 13.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which such party may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses, and court costs.

Section 13.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 12.02 to the contrary.

Section 13.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MANAGER

MEMBERS

SCHEDULE 1

MEMBERS SCHEDULE

Class B Member

Member Name and Address	Number of Class B Units	Membership Interest Percentage	Capital Contribution	Capital Account
Dale Dougherty	21,264,545	100%	$1,851,713	$355,244
Total:	21,264,545	100%	$1,851,713	$355,244